UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, July 18, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:   Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that on July 17th, 2014, “Terminales del Peru” a Consortium integrated by our subsidiary GMP S.A. and Oiltanking Peru, signed the contract for the operation of the North Terminals and the operation of the Center Terminal for the project denominated “Public bidding for selecting Operators for North, Center and South Terminals” for PetroPerú S.A.

Both contracts have a period of 20 years, and consist on the operation of four terminals in the North and one terminal in the Center, providing storage and dispatching bulk liquid fuel in the North and Center of Peru.

The total amount of the committed investment for both projects is of US$ 37.2 million, while the total amount of the additional investment, which will be reimbursed, is of US$ 186 million.

Sincerely,

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: July 18, 2014